SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.              )*

HALCÓN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q100

(CUSIP Number)

Halcon Resources LLC

1000 Louisiana, Suite 6700

Houston, Texas 77002

(832) 538-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q100	Schedule 13D	Page 2 of 14 Pages

(1)	Names of reporting persons: HALCON RESOURCES LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: DELAWARE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 110,000,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 110,000,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 110,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 80.7% (1)
(14)	Type of reporting person (see instructions): OO (Limited Liability Company)

(1)	Calculated based upon 136,256,135 shares of common stock outstanding, which includes (i) 99,589,469 shares outstanding as of February 10, 2012 (the issuer reported 78,768,405 shares as outstanding on January 18, 2012, the issuance of 220,000,000 shares to Halcon Resources LLC on February 8, 2012, and the effectuation of a one-for-three reverse stock split on February 10, 2012) and (ii) 36,666,666 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Schedule 13D	Page 3 of 14 Pages

(1)	Names of reporting persons: DAVID B. MILLER
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 110,000,000 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 110,000,000 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 110,000,000 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 80.7% (2)
(14)	Type of reporting person (see instructions): IN

(1)	David B. Miller may be deemed to share voting and dispositive power over the securities held by Halcon Resources LLC (“Halcon”); thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). David B. Miller disclaims any beneficial ownership of the securities owned by Halcon in excess of his pecuniary interest in such securities.
(2)	Calculated based upon 136,256,135 shares of common stock outstanding, which includes (i) 99,589,469 shares outstanding as of February 10, 2012 (the issuer reported 78,768,405 shares as outstanding on January 18, 2012, the issuance of 220,000,000 shares to Halcon Resources LLC on February 8, 2012, and the effectuation of a one-for-three reverse stock split on February 10, 2012) and (ii) 36,666,666 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Schedule 13D	Page 4 of 14 Pages

(1)	Names of reporting persons: D. MARTIN PHILLIPS
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 110,000,000 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 110,000,000 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 110,000,000 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 80.7% (2)
(14)	Type of reporting person (see instructions): IN

(1)	D. Martin Phillips may be deemed to share voting and dispositive power over the securities held by Halcon; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). D. Martin Phillips disclaims any beneficial ownership of the securities owned by Halcon in excess of his pecuniary interest in such securities.
(2)	Calculated based upon 136,256,135 shares of common stock outstanding, which includes (i) 99,589,469 shares outstanding as of February 10, 2012 (the issuer reported 78,768,405 shares as outstanding on January 18, 2012, the issuance of 220,000,000 shares to Halcon Resources LLC on February 8, 2012, and the effectuation of a one-for-three reverse stock split on February 10, 2012) and (ii) 36,666,666 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Schedule 13D	Page 5 of 14 Pages

(1)	Names of reporting persons: GARY R. PETERSEN
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 110,000,000 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 110,000,000 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 110,000,000 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 80.7% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Gary R. Petersen may be deemed to share voting and dispositive power over the securities held by Halcon; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Gary R. Petersen disclaims any beneficial ownership of the securities owned by Halcon in excess of his pecuniary interest in such securities.
(2)	Calculated based upon 136,256,135 shares of common stock outstanding, which includes (i) 99,589,469 shares outstanding as of February 10, 2012 (the issuer reported 78,768,405 shares as outstanding on January 18, 2012, the issuance of 220,000,000 shares to Halcon Resources LLC on February 8, 2012, and the effectuation of a one-for-three reverse stock split on February 10, 2012) and (ii) 36,666,666 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Schedule 13D	Page 6 of 14 Pages

(1)	Names of reporting persons: ROBERT L. ZORICH
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 110,000,000 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 110,000,000 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 110,000,000 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 80.7% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Robert L. Zorich may be deemed to share voting and dispositive power over the securities held by Halcon; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Robert L. Zorich disclaims any beneficial ownership of the securities owned by Halcon in excess of his pecuniary interest in such securities.
(2)	Calculated based upon 136,256,135 shares of common stock outstanding, which includes (i) 99,589,469 shares outstanding as of February 10, 2012 (the issuer reported 78,768,405 shares as outstanding on January 18, 2012, the issuance of 220,000,000 shares to Halcon Resources LLC on February 8, 2012, and the effectuation of a one-for-three reverse stock split on February 10, 2012) and (ii) 36,666,666 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Schedule 13D	Page 7 of 14 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Halcón Resources Corporation, a Delaware corporation, formerly known as RAM Energy Resources, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1000 Louisiana Street, Suite 6700, Houston, Texas 77002.

Item 2. Identity and Background.

(a) This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Halcon Resources LLC, a Delaware limited liability company (“Halcon”);

(ii)	David B. Miller, a citizen of the United States of America;

(iii)	D. Martin Phillips, a citizen of the United States of America;

(iv)	Gary R. Petersen, a citizen of the United States of America; and

(v)	Robert L. Zorich, a citizen of the United States of America.

Halcon, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, attached hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The principal business address of each of the Reporting Persons is as follows:

Halcon Resources LLC	1000 Louisiana Street, Suite 6700 Houston, Texas 77002

David B. Miller	3811 Turtle Creek Blvd., Suite 1000 Dallas, Texas 75219

D. Martin Phillips	1100 Louisiana, Suite 4900 Houston, Texas 77002

Gary R. Petersen	1100 Louisiana, Suite 4900 Houston, Texas 77002

Robert L. Zorich	1100 Louisiana, Suite 4900 Houston, Texas 77002

(c) (i) Halcon is a Delaware limited liability company whose principal business is engaging in the exploration, exploitation, development, production, and acquisition of oil and gas properties.

CUSIP No. 40537Q100	Schedule 13D	Page 8 of 14 Pages

(ii) Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are Senior Managing Directors of EnCap Investments L.P., EnCap Investments GP, L.L.C., and RNBD GP LLC. The principal business address of EnCap Investments, L.P., EnCap Investments GP, L.L.C., and RNBD GP LLC is 1100 Louisiana, Suite 4900, Houston, Texas 77002.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or managers listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich and any other person named in response to this Item 2 is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Securities Purchase Agreement

On December 21, 2011, the Issuer closed the transactions contemplated by a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Halcon. Pursuant to the Securities Purchase Agreement, Halcon purchased 220,000,000 shares (the “Shares”) of Common Stock at $1.25 per share, five-year warrants to purchase 110,000,000 shares of Common Stock at an exercise price of $1.50 per share (the “Warrants”), and a five-year convertible promissory note in the original principal amount of $275,000,000 at a conversion price of $1.50 per share (the “Note”), for a total purchase price of $550,000,000. Halcon paid the aggregate purchase price for the Shares, Warrants, and Note in cash that was contributed to Halcon by its members.

The Note is unsecured and matures on February 8, 2017. The Note will bear interest at an annual rate of 8%, payable quarterly and include a “payment-in-kind” option for payment of interest by addition to principal through March 31, 2014. Any time after the two-year period following the closing under the Purchase Agreement, the Issuer may prepay the Note without penalty or premium. Also at any time after (i) the two-year period following February 8, 2012 (the closing date under the Securities Purchase Agreement) or (ii) a change in control of the Issuer, the holder of any note may convert the outstanding principal and accrued but unpaid interest on such note into shares of Common Stock at a conversion price of $1.50 per share, subject to adjustment for stock dividends, stock splits and similar events.

The Warrants may be exercised at any time until February 8, 2017. The exercise price of the Warrants may be paid in cash, by relinquishing or delivering to the Issuer warrants or shares of Common Stock having a fair market value equal to the warrant exercise price, by offsetting the principal balance of the Note, or any combination of the foregoing.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement between the Issuer and Halcon dated as of February 8, 2012, Halcon and its affiliates have the right to require the Issuer, on up to three occasions, to register for public sale the Shares and any shares of Common Stock acquired upon the exercise of the Warrants or the conversion of the Note. The Registration Rights Agreement also provides Halcon and its affiliates with piggyback registration rights with respect to registrations of the offer and sale of any shares of Common Stock the Issuer may effect for its own account or for the benefit of other selling stockholders.

Reverse Stock Split

On February 10, 2012, the Issuer effected a reverse stock split of its Common Stock, whereby each holder of Common Stock immediately prior to the reverse stock split received one share of Common Stock for each three shares of Common Stock it owned. The number of shares of Common Stock shown to be beneficially owned by the Reporting Persons in this Schedule 13D reflects such reverse stock split.

As a result of the reverse stock split, the number of Shares was reduced to approximately 73,333,334 shares of Common Stock, the Warrants represent a right to purchase 36,666,666 shares of Common Stock at an exercise price of $4.50 per share and the Note is convertible into Common Stock at $4.50 per share.

CUSIP No. 40537Q100	Schedule 13D	Page 9 of 14 Pages

Item 4. Purpose of Transaction.

Halcon acquired a substantial ownership position in the Issuer in order to be able to influence the business and management of the Issuer. The Reporting Persons intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer’s performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. Halcon may make additional purchases of Common Stock in the future through market transactions, privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, maintain its current investment, or dispose of some or all of the Common Stock.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	None.

(d)	Pursuant to the Securities Purchase Agreement, upon closing, a new board of directors of the Issuer was appointed. The board consists of ten directors, all of whom were designated by Halcon. Further at the closing of the transactions under the Securities Purchase Agreement, all of the officers and all of directors of the Issuer delivered their resignations. Mr. Floyd C. Wilson became the new chairman of the board, president and chief executive officer of the Issuer.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon exercise of the Warrants, and the percent of outstanding Common Stock owned by the Reporting Persons. All percentages are calculated based upon 136,256,135 shares of common stock outstanding, which includes (i) 99,589,469 shares outstanding as of February 10, 2012 (the Issuer reported 78,768,405 shares as outstanding on January 18, 2012, the issuance of 220,000,000 shares to Halcon on February 8, 2012, and the effectuation of a one-for-three reverse stock split on February 10, 2012) and (ii) 36,666,666 shares of Common Stock issuable upon exercise of the Warrants.

	Common Stock		Warrants
Name:	Sole:	Shared:	Sole:	Shared:	Percent of Class(1)
Halcon Resources LLC	110,000,000	0	110,000,000	0	80.7%
EnCap Energy Capital Fund VIII, L.P.	0	110,000,000	0	110,000,000	80.7%
David B. Miller	0	110,000,000	0	110,000,000	80.7%
D. Martin Phillips	0	110,000,000	0	110,000,000	80.7%
Gary R. Petersen	0	110,000,000	0	110,000,000	80.7%
Robert L. Zorich	0	110,000,000	0	110,000,000	80.7%

CUSIP No. 40537Q100	Schedule 13D	Page 10 of 14 Pages

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each Reporting Person represents the number of shares of Common Stock beneficially owned by the Reporting Person plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such Reporting Person divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) beneficially owned by such Reporting Person.

(b) Halcon has the sole power to vote or direct the vote and to dispose or direct the disposition of 110,000,000 shares of Common Stock.

EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”) may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Halcon by virtue of having the contractual right to nominate a majority of the members of the board of managers of Halcon pursuant to Halcon’s limited liability company agreement.

EnCap Fund VIII is controlled indirectly by David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich, who are the controlling members of RNBD GP LLC (“RNBD”) and any action taken by RNBD to dispose or acquire securities has to be unanimously approved by all four members. RNBD is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P. (“EnCap Investments LP”), which is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIIII GP”), which is the general partner of EnCap Fund VIII. Therefore, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may also be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Halcon.

RNBD, EnCap Investments GP, EnCap Investments LP, EnCap Fund VIII GP and EnCap Fund VIII (collectively, the “EnCap Entities”) and each of the Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c) None of the persons named in response to paragraphs (a) and (b) above has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the formation of Halcon, the members of Halcon entered into a separate letter agreement pursuant to which the members of Halcon set forth their agreement regarding the voting of any securities held by Halcon in a publicly-traded company to elect certain individuals to the board of directors of such company.

Except as described in this Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between or among any of the individuals or entities described in Item 2 or between or among such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Securities Purchase Agreement, dated December 21, 2011, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated December 21, 2011 and filed with the Commission on December 22, 2011)

CUSIP No. 40537Q100	Schedule 13D	Page 11 of 14 Pages

Exhibit B	Registration Rights Agreement, dated February 8, 2012, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K dated February 8, 2012 and filed with the Commission on February 9, 2012)

Exhibit C	Letter Agreement dated December 21, 2011 among Halcon Resources LLC, HALRES Management LLC, EnCap Energy Capital Fund VIII, L.P., Kellen Holdings, LLC, Mansefeldt Halcon Partners, Abilene Halcon Partners, Tejon Halcon Partners, and Mwewe Partners, LLC

Exhibit D	Joint Filing Agreement dated February 17, 2012

CUSIP No. 40537Q100	Schedule 13D	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 17, 2012

HALCON RESOURCES LLC

By: /s/ Floyd C. Wilson
Name: Floyd C. Wilson Title: President and Chief Executive Officer

/s/ David B. Miller
David B. Miller

/s/ D. Martin Phillips
D. Martin Phillips

/s/ Gary R. Petersen
Gary R. Petersen

/s/ Robert L. Zorich
Robert L. Zorich

CUSIP No. 40537Q100	Schedule 13D	Page 13 of 14 Pages

SCHEDULE A

Executive Officers and Managers of Halcon Resources LLC

The following table sets forth the name and business address of each manager of Halcon Resources LLC. Each individual listed below is a citizen of the United States.

Name	Address
Tucker Bridwell	400 Pine Street, Suite 1000 Abilene, Texas 79601

David B. Miller	3811 Turtle Creek Blvd., Suite 1000 Dallas, Texas 75219

E. Murphy Markham IV	3811 Turtle Creek Blvd., Suite 1000 Dallas, Texas 75219

Mark Welsh	3811 Turtle Creek Blvd., Suite 1000 Dallas, Texas 75219

Floyd C. Wilson	1000 Louisiana, Suite 6700 Houston, Texas 77002

Daniel A. Rioux	175 Berkeley Street Boston, Massachusetts 02116

The following table sets forth the name, business address and position of each executive officer of Halcon Resources LLC. Each individual listed below is a citizen of the United States.

Name	Title	Address
Floyd C. Wilson	President and Chief Executive Officer	1000 Louisiana, Suite 6700 Houston, Texas 77002

CUSIP No. 40537Q100	Schedule 13D	Page 14 of 14 Pages

Exhibit Index

Exhibit A	Securities Purchase Agreement, dated December 21, 2011, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated December 21, 2011 and filed with the Commission on December 22, 2011)

Exhibit B	Registration Rights Agreement, dated February 8, 2012, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K dated February 8, 2012 and filed with the Commission on February 9, 2012)

Exhibit C	Letter Agreement dated December 21, 2011 among Halcon Resources LLC, HALRES Management LLC, EnCap Energy Capital Fund VIII, L.P., Kellen Holdings, LLC, Mansefeldt Halcon Partners, Abilene Halcon Partners, Tejon Halcon Partners, and Mwewe Partners, LLC

Exhibit D	Joint Filing Agreement dated February 17, 2012